Exhibit (e)(3)

AMENDMENT NO. 2

TO

EMPLOYMENT AGREEMENT

This Amendment (the “Amendment”), dated as of March 26, 2004, to that certain Employment Agreement, dated as of August 30, 2000 and as amended by an amendment dated as of September 11, 2003 (collectively, the “Agreement”), is by and between Maxwell Shoe Company Inc., a Delaware corporation (the “Company”), and Mark J. Cocozza (the “Employee”). Initially capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, the Board of Directors of the Company (the “Board”) deems it to be in the best interests of the Company to amend the Agreement to provide appropriate benefits and security to the Employee to ensure his continued and faithful service on behalf of the Company and has approved certain amendments to the Agreement;

WHEREAS, the Employee and the Company each wishes to amend the Agreement to incorporate the amendments approved by the Board;

WHEREAS, the Employee and the Company each agrees that the terms and conditions of the Agreement shall remain in full force and effect except as such terms and conditions may be amended herein; and

WHEREAS, the Employee wishes to continue his employment by the Company and to commit himself to serve the Company on the terms provided in the Agreement and as amended by this Amendment.

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements of the parties herein contained, the parties hereto acknowledge and agree that the Agreement is amended and modified as follows:

AGREEMENT

1.	Clause (f) of the second sentence in Section 1.05 of the Agreement is hereby replaced in its entirety with the following language:

“(f) effects or attempts to effect a significant change in the Employee’s responsibilities and/or duties which constitutes a demotion in the judgment of the Employee (such judgment being exercised in good faith), with it being understood that such circumstances shall be deemed to exist if, upon or following a Change of Control, the Employee is not the Chief Executive Officer and President of an issuer whose common shares are either listed on the New York Stock Exchange or quoted on the NASDAQ National Market; or”

2.	The following language is hereby added to the end of Section 2.03 of the Agreement:

“Notwithstanding anything contained in this Agreement to the contrary, and regardless of the circumstances under which this Agreement or the Employee’s employment with the Company expires or is terminated, the Company shall (i) continue to provide at the Company’s sole expense medical, prescription drug, dental, and other health benefits (collectively, the “Health Benefits”) to the Employee and his spouse following the Employee’s termination of employment with the Company until the date the Employee attains age 65 (or, in the case of the earlier death of Employee, to the spouse until the date that the Employee would have attained age 65) on terms and conditions that are at least as favorable as is then provided to the five (5) highest-paid executive officers of the Company, or in the event of a Change of Control, on terms and conditions at least as favorable as is then provided to the five (5) highest-paid executive officers of the Company, its successor, or its parent, whichever are more favorable to the Employee; and (ii) purchase at the Company’s sole expense and maintain in force (at a cost to the Company not to exceed $90,000 in the aggregate) a permanent long-term care indemnity insurance policy for the benefit of the Employee with UNUM/Provident Insurance Company, Policy Form No. LTCP03.”

3.	The first sentence of Section 4.01 of the Agreement is hereby replaced in its entirety with the following language:

“4.01 Termination by the Company Other than for Cause. If the Company terminates this Agreement or the Employee’s employment other than for Cause (including if the Employee terminates employment under the circumstances described in the second sentence of Section 1.05 hereof), then the Employee (or the Employee’s beneficiary designated pursuant to Section 1.03 hereof if the Employee is deceased at the time of payment) shall (i) immediately receive any accrued but unpaid compensation (including base salary, bonus, and benefits) as was required to be provided to the Employee pursuant to Section 2 of this Agreement for the period from the date of last payment through the date of termination of employment with the Company (the “Unpaid Period”), and (ii) continue to receive such compensation (including the base salary at the rate in effect at the date of termination of employment, bonus, and benefits) as was required to be provided to the Employee pursuant to Section 2 of this Agreement for the period beginning with the day following the date of termination of employment with the Company through August 30, 2008 or such later date as may be required by Section 1.06 of this Agreement (the “Remaining Term”). In no event, however, shall the compensation to be provided by the Company under the Remaining Term be less than one and one-half (1½) times the Employee’s Annual Compensation as defined below. For purposes of calculating the bonus amount required to be paid to the Employee with respect to the Unpaid Period, the bonus amount shall be equal to 1/365th of the annual bonus paid to the Employee by the Company for the most recently completed fiscal year of the Company prior to the termination of this Agreement or the Employee’s employment or, in the case of a Change of Control, for the most recently completed fiscal year of the Company preceding the Change of Control (such annual bonus amount, the “Last Annual Bonus”), multiplied by the number of calendar days between the last day of the Company’s fiscal year with respect to which a bonus was actually paid and the last day of the Unpaid Period. For purposes of calculating the bonus amount required to be paid to the Employee with respect to the Remaining Term, the bonus amount shall be equal to 1/365th of the Last Annual Bonus multiplied by the number of calendar days in the Remaining Term. For purposes of this Section 4.01, “Annual Compensation” shall mean the annual compensation required to be provided to the Employee pursuant to Section 2 of this Agreement, including base salary (at the rate in effect at the date of termination of employment), bonus (equal to the Last Annual Bonus), and benefits. For purposes of calculating any payments under this Section 4.01, any reference to “benefits” shall be deemed to exclude any income, value, or other amount associated with the Company’s stock options plans or any grants or exercises thereunder, any exercises of warrants to purchase Company stock or any sales of securities acquired upon exercise or conversion of stock options or warrants, and shall not require the Company to grant additional stock options; provided, however, that this Section 4.01 shall not limit or adversely affect in any way the right of the Employee to exercise any stock options or warrants that have been granted to the Employee prior to any termination of employment. This Section 4.01 shall be interpreted so as to avoid any duplication of the Health Benefits provided to the Employee and his spouse by the last sentence of Section 2.03 of this Agreement and so as to avoid any duplication of the benefits provided to the Employee and his family pursuant to Section 4.03(c) of this Agreement.”

4.	The first paragraph of Section 4.03 of the Agreement is hereby amended to read in its entirety as follows:

“4.03 Termination in Connection with Change of Control. If prior to August 30, 2008 (or such later date as this Agreement may expire as provided by Section 1.06), the Company terminates this Agreement or the Employee’s employment other than for Cause (including if the Employee terminates employment under any of the circumstances described in the second sentence of Section 1.05 hereof) and such termination occurs during the period beginning with the earliest of (i) the date on which Company enters into an agreement, the consummation of which would constitute a Change of Control, (ii) the date on which any person (as defined in Section 3(a)(9) of the Securities Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, hereinafter a “Person”) makes a proposal to the Board, or states to the Board an intention to take or consider taking actions, which, if consummated, would constitute a Change of Control, (iii) the date on which the

Company or any Person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change of Control, or (iv) the occurrence of a Change of Control, and ending with the date that is two years after such Change of Control or a Change of Control directly or indirectly resulting from the occurrence of any event described in clauses (i) through (iii) above, then the Employee (or the Employee’s beneficiary designated pursuant to Section 1.03 hereof if the Employee is deceased at the time of payment) shall receive such compensation as is provided to the Employee pursuant to subsections (b) and (c) of this Section 4.03.”

5.	The phrase “For purposes of this Section 4.03” at the beginning of Section 4.03(a) defining Change of Control shall be replaced in its entirety with the phrase “For purposes of this Agreement.”

6.	The first sentence of Section 4.03(b) of the Agreement is hereby replaced in its entirety with the following language:

“(b) If the Employee becomes entitled to receive compensation pursuant to this Section 4.03, then, in addition to any payments to which the Employee is entitled under Section 4.01 hereof, the Employee shall receive within thirty (30) days of the later of any Change of Control or the date of the Employee’s termination of employment a lump-sum payment equal to three (3) times the Employee’s Average Annual Compensation as defined below (such payment hereinafter referred to as the “Termination Payment”). For purposes of this Section 4.03(b), “Average Annual Compensation” shall mean the average annual compensation (including base salary, bonus, and benefits) as required to be provided by Section 2 of this Agreement that was earned by the Employee during the five-year period immediately preceding the earlier of the effective date of the Change of Control or the date of the Employee’s termination of employment (the “Five-Year Period”). For purposes of calculating the bonus component of compensation for any portion of the Five-Year Period for which a bonus has not been paid as of the date of the Employee’s termination of employment, the bonus amount shall be equal to 1/365th of the Last Annual Bonus (as defined in Section 4.01 of this Agreement) multiplied by the number of calendar days between the last day of the Company’s fiscal year with respect to which a bonus was actually paid and the end of the Five-Year Period. For purposes of calculating any payments under this Section 4.03, any reference to “benefits” shall be deemed to exclude any income, value, or other amount associated with the Company’s stock option plans or any grants or exercises thereunder, any exercises of warrants to purchase Company stock or any sales of securities acquired upon exercise or conversion of stock options or warrants, and shall not require the Company to grant additional stock options; provided, however, that this Section 4.03 shall not limit or adversely affect in any way the right of the Employee to exercise any stock options or warrants that have been granted to the Employee prior to any termination of employment.”

7.	Section 4.03(c) of the Agreement is hereby amended to read in its entirety as follows:

“(c) If the Employee becomes entitled to receive compensation pursuant to Section 4.03, then for the three year period following the Employee’s termination of employment, or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy, the Company shall continue benefits to the Employee and/or the Employee’s family at least equal to those which would have been provided to them in accordance with the welfare benefit plans, practices, policies and programs provided by the Company and its affiliated companies (including, without limitation, medical, prescription, dental, disability, salary continuance, employee life, group life, accidental death, and travel accident insurance plans and programs, but for avoidance of doubt, excluding any stock option plans) as if the Employee’s employment had not been terminated (and at a cost to the Employee no greater than the cost to the Employee under such plans, programs, practices and policies) or, if more favorable to the Employee, as in effect generally at any time thereafter with respect to other peer employees of the Company and its affiliated companies, but in no event shall such plans, practices, policies and programs provide the Employee with benefits which are less favorable, in the aggregate, than the most favorable of such plans, practices, policies and programs in effect for the Employee at the time of a Change of Control; provided, however, that if the Employee becomes re-employed with another employer and is eligible to receive medical or other welfare benefits under another employer-provided plan, the medical and other welfare benefits described herein shall be secondary to those provided under such other plan during such applicable period of eligibility. This Section 4.03(c) shall be interpreted so as to avoid any duplication of the Health Benefits provided to the Employee and his spouse by the last sentence of Section 2.03 of this Agreement.”

8.	Section 5.03 of the Agreement is hereby amended to read in its entirety as follows:

“5.03 Legal Fees. The Company shall pay to the Employee the amount of all legal fees and expenses as and when incurred by Employee in contesting or disputing any termination of employment, or in seeking to interpret, obtain or enforce any right, payment or benefit provided by this Agreement; provided, however, that the Company shall not be obligated to pay the fees of more than one law firm, and to the extent necessary, the fees of any local counsel.”

9.	The first sentence of Section 5.07 of the Agreement is hereby amended to read in its entirety as follows:

“The Employee agrees that, for a period of twelve (12) months commencing with the earlier of (i) the date of termination of the Employee’s employment with the Company (other than a termination that results solely from the expiration of the initial or extended normal term of this Agreement contemplated by Sections 1.02 and 1.06 hereof), or (ii) if a Change of Control has occurred, the earlier of (x) the date that the Company enters into an agreement, the consummation of which would constitute a Change of Control, or (y) the date that the Company or any Person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change of Control, he will not directly or indirectly own, manage, operate, control or participate in the ownership, management, operation or control of, or be connected as an officer, employee, partner, director or otherwise with, or have any financial interest in, or aid or assist anyone else in the conduct of, or solicit any employees of the Company on behalf of, any entity or business which competes directly with the footwear or retail businesses conducted by the Company or by any group, division or subsidiary of the Company, in any area where such business is being conducted or is proposed to be conducted at such date of termination; provided, however, that this provision shall not apply if this Agreement is terminated as provided in the parenthetical phrase first set forth above in this sentence.”

10.	General.

(a)	This Amendment may be executed in two counterparts each of which shall be deemed an original but both of which together shall constitute one and the same instrument.

(b)	This Amendment shall be construed in accordance with and governed for all purposes by the laws of The Commonwealth of Massachusetts.

(c)	Except as set forth herein, the Agreement shall remain in full force and effect.

This Amendment has been executed by the parties hereto on this 26th day of March, 2004.

MAXWELL SHOE COMPANY INC.		EMPLOYEE

By:	/s/ JAMES J. TINAGERO	/s/ Mark J. Cocozza

	James J. Tinagero, Chief Operating Officer, Executive Vice President and Secretary	Mark J. Cocozza